Exhibit 12.1

		Three Months Ended December 31,	Year Ended September 30,
		2014	2014	2013	2012	2011	2010
	Pre tax Loss from Ops	(6,565)	(18,757)	(8,455)	(19,831)	(5,527)	(9,556)

Fixed Charges:	Interest Expense	(1)	(8)	(309)	(91)	(2)	(1)
	Amortized debt discount			(1,091)	(218)
	Preferred dividends		(1,666)	(3,837)	(3,933)	(3,500)	(2,932)
	Deferred financing			(96)	(19)
		(6,566)	(20,431)	(13,788)	(24,092)	(9,029)	(12,489)